April 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeffrey P. Riedler, Esq. Assistant Director

Re:      Advanced Cell Technology, Inc.
Registration Statement on Form S-1
Amendment no. 1 filed March 18, 2011
File No. 333-172258

Ladies and Gentlemen:

On behalf of Advanced Cell Technology, Inc. (“Advanced Cell” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of March 22, 2011.

FORM S-1

Notes Transaction, page 7

1.
We note your response to comment 2 and the revision that the prospectus includes 1,899,874 shares of common stock underlying warrants, however the list that follows such disclosure includes more than 1,899,874 shares. Please advise or revise.

Response:

 There are 3,403,320 shares of common stock underlying the warrants. The Registration Statement has been revised to reflect this.

2.
If applicable, please update the disclosure relative to the extension of the warrant termination date. In addition, since extension of the termination date appears to be within your control, please tell us the reason for the delay.

Response:

The reason for the delay in the extension of the warrant termination date relates to the passing of our former Chairman and Chief Executive Officer, William M. Caldwell IV, on December 13, 2010. Mr. Caldwell commenced the process of extending the warrant termination dates and was planning on proposing the extension to our Board of Directors prior to his passing. However, this extension was briefly paused due to the process of transitioning Mr. Gary Rabin as our interim Chairman and Chief Executive Officer.

The extension of the warrant termination date has been effected. The Registration Statement has been revised to reflect this.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Gary Rabin
Gary Rabin
Interim Chief Executive Officer